Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2016

NEWS RELEASE

Financial Highlights

•	Net sales of $112.7 million (up 15% Q/Q and up 40% Y/Y)

•	Gross margin (non-GAAP1) of 50.6% (compared to 50.1% in 4Q15 and 52.0% in 1Q15)

•	Operating margin (non-GAAP) of 26.8% (compared to 24.4% in 4Q15 and 24.1% in 1Q15)

•	Diluted earnings per ADS (non-GAAP) of $0.68 (compared to $0.55 in 4Q15 and $0.48 in 1Q15)

Business Highlights

•	Highest quarterly revenue, net income (non-GAAP) and EPS (non-GAAP) in our corporate history

•	Embedded Storage product sales increased 35% Q/Q and accounted for almost 80% of total revenue

•	Client SSD controller sales increased 35% Q/Q

•	eMMC controller sales increased 30% Q/Q

•	Enterprise plus industrial SSD solution sales increased 50% Q/Q

•	Our PCIe NVMe SSD controller, which had previously secured design-wins at several NAND flash partners, began late stage testing at two partners

TAIPEI, Taiwan, April 28, 2016 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2016. For the first quarter, net sales increased sequentially to $112.7 million from $98.0 million in the fourth quarter. Net income (non-GAAP) increased to $24.3 million or $0.68 per diluted ADS from a net income (non-GAAP) of $19.7 million or $0.55 per diluted ADS in the fourth quarter.

GAAP net income for the first quarter increased to $23.0 million or $0.65 per diluted ADS from a GAAP net income of $13.4 million or $0.38 per diluted ADS in the fourth quarter.

[1]	Non-GAAP measures represent GAAP measures excluding the impact of stock-based compensation, amortization of intangibles assets, foreign exchange gain (loss), and other non-recurring items. For reconciliation of non-GAAP to GAAP results and further discussion, see accompanying financial tables and the note “Discussion of Non-GAAP Financial Measures” at the end of this press release.

First Quarter 2016 Review

“First quarter sales exceeded our original guidance due to stronger than expected orders for our client SSD and eMMC controllers and enterprise plus industrial SSDs,” said Wallace Kou, President and CEO of Silicon Motion. “During the quarter, we continued to scale our client SSD controller sales to our NAND flash partners who are seeing growing adoption of SSDs at PC OEMs and are also growing their market share at these OEMs. In turn, we are further extending our client SSD controller market share leadership. Sales of our eMMC controllers grew rapidly in the first quarter as smartphone OEM build activity picked-up and our NAND flash partner aggressively targeted the faster growing low-cost segment. Sales of our enterprise and industrial SSD solutions ramped as we started shipping our customized solutions in large volume to a leading Chinese e-commerce company.”

Sales

(in millions, except percentages)	1Q 2016		4Q 2015		1Q 2015
	Sales	Mix	Sales	Mix	Sales	Mix
Mobile Storage* Q/Q Y/Y	$104.0 19% 63%	92%	$87.5 8% 34%	89%	$63.6 -3% 41%	79%
Mobile Communications**	$7.0	6%	$8.8	9%	$15.2	19%
Others	$1.7	2%	$1.7	2%	$1.8	2%
Total Revenue Q/Q Y/Y	$112.7 15% 40%	100%	$98.0 3% 22%	100%	$80.6 0% 53%	100%
*	Mobile Storage products include Embedded Storage products (eMMC and SSD controllers and enterprise plus industrial SSDs) and Expandable Storage products (SD and USB flash drive controllers)
**	Mobile Communications products include mobile TV SoCs and handset transceivers

Key Financial Results

(in millions, except percentages and per ADS amounts)	Non-GAAP			GAAP
	1Q 2016	4Q 2015	1Q 2015	1Q 2016	4Q 2015	1Q 2015
Revenue	$112.7	$98.0	$80.6	$112.7	$98.0	$80.6
Gross profit Percent of revenue	$57.0 50.6%	$49.1 50.1%	$42.0 52.0%	$57.0 50.6%	$49.0 50.0%	$41.9 52.0%
Operating expenses	$26.8	$25.3	$22.5	$29.3	$31.0	$24.1
Operating income Percent of revenue	$30.2 26.8%	$23.9 24.4%	$19.5 24.1%	$27.7 24.6%	$18.1 18.4%	$17.8 22.1%
Earnings per ADS (diluted)	$0.68	$0.55	$0.48	$0.65	$0.38	$0.44

Other Financial Information

(in millions)	1Q 2016	4Q 2015	1Q 2015
Cash and cash equivalents, and short-term investments	$191.0	$185.2	$200.5
Capital Expenditures	$2.0	$14.4	$1.8
Dividend payments	$5.3	$5.2	$5.0

During the first quarter, we had $2.0 million of capital expenditures for the routine purchase of software and design tools.

Our first quarter cash flows were as follows:

3 months ended March 31, 2016

(In $ millions)
Net income	23.0
Depreciation & amortization	2.2
Changes in operating assets and liabilities	(14.2)
Others	1.8

Net cash provided by operating activities	12.8

Acquisition of property and equipment	(2.0)
Others	—

Net cash used in investing activities	(2.0)

Dividend	(5.3)
Others	—

Net cash used in financing activities	(5.3)

Effects of changes in foreign currency exchange rates on cash	0.3

Net increase in cash and cash equivalents	5.8

Returning Value to Shareholders

On November 2, 2015, the Board of Directors of the Company declared a $0.60 per ADS annual dividend to be paid in quarterly installments of $0.15 per ADS. On February 17, 2016, the first installment was paid and we recorded $5.3 million as dividend payments to our shareholders.

Business Outlook

“We expect demand for our Embedded Storage products to grow further in the second quarter and to remain strong through this year as we continue our efforts to increase our business further with our NAND flash partners,” said Wallace Kou, President and CEO of Silicon Motion. “Demand for client SSDs is very strong as adoption of SSDs by PC OEMs continues to increase at the expense of HDDs. Demand for Android smartphones remains solid and we believe that device sales should grow modestly this year. Finally, we believe that we are well positioned with our enterprise SSDs customized for the data centers of leading Chinese internet companies and industrial SSDs tailored for Japanese OEMs.”

For the second quarter of 2016, management expects:

•	Revenue to increase 5% to 10% sequentially

•	Gross margin (non-GAAP) to be in the 47% to 49% range

•	Operating margin (non-GAAP) to be in the 22% to 24% range

For the full-year 2016, management expects:

•	Revenue to increase 27% to 32% as compared to full-year 2015

•	Gross margin (non-GAAP) to be in the 49% to 51% range

•	Operating margin (non-GAAP) to be in the 24% to 26% range

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on April 28, 2016.

Speakers

Wallace Kou, President & CEO

Riyadh Lai, CFO

Jason Tsai, Senior Director of Investor Relations and Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 0080 112 6920

Participant Passcode: 8127 2517

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 8127 2517

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including non-GAAP cost of sales, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per diluted ADS. These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because it is consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of stock options and restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Other non-recurring items:

–	Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual, non-recurring and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

–	Acquisition costs consist of direct costs of acquisitions, such as transaction fees, which vary significantly and are unique to each acquisition. The Company does not acquire businesses on a predictable cycle, so we have excluded the effect of these costs in calculating our non-GAAP operating expenses and net income.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2015 ($)	Dec. 31, 2015 ($)	Mar. 31, 2016 ($)
Net Sales	80,646	98,041	112,682
Cost of sales	38,723	49,028	55,721

Gross profit	41,923	49,013	56,961
Operating expenses
Research & development	16,355	19,281	19,198
Sales & marketing	4,309	6,136	6,215
General & administrative	3,440	5,008	3,349
Amortization of intangibles assets	—	526	526

Operating income	17,819	18,062	27,673
Non-operating income (expense)

Gain on sale of investments	1	1	—
Interest income, net	514	455	425
Foreign exchange gain (loss), net	150	(523)	60
Others, net	(4)	—	—

Subtotal	661	(67)	485

Income before income tax	18,480	17,995	28,158
Income tax expense	3,018	4,614	5,144

Net income	15,462	13,381	23,014

Basic earnings per ADS	$0.45	$0.38	$0.66
Diluted earnings per ADS	$0.44	$0.38	$0.65
Margin Analysis:
Gross margin	52.0%	50.0%	50.6%
Operating margin	22.1%	18.4%	24.6%
Net margin	19.2%	13.6%	20.4%
Additional Data:
Weighted avg. ADS equivalents[2]	34,068	34,875	35,014
Diluted ADS equivalents	34,751	35,288	35,412

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For the Three Months Ended
	Mar. 31, 2015 ($)	Dec. 31, 2015 ($)	Mar. 31, 2016 ($)
GAAP net income	15,462	13,381	23, 014
Stock-based compensation:
Cost of sales	38	132	43
Research and development	978	3,319	1,174
Sales and marketing	263	859	454
General and administrative	259	913	334

Total stock-based compensation	1,538	5,223	2,005

Non-recurring items:
Litigation expenses	8	28	30
Acquisition costs	134	38	—
Amortization of intangibles assets	—	526	526
Foreign exchange loss (gain),net	(573)	455	(1,270)

Non-GAAP net income	16,569	19,651	24,305

Shares used in computing non-GAAP diluted earnings per ADS	34,818	35,493	35,527

Non-GAAP diluted earnings per ADS	$0.48	$0.55	$0.68

Non-GAAP gross margin	52.0%	50.1%	50.6%
Non-GAAP operating margin	24.1%	24.4%	26.8%

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2015 ($)	Dec. 31, 2015 ($)	Mar. 31, 2016 ($)
Cash and cash equivalents	199,836	180,519	186,312
Short-term investments	712	4,681	4,695
Accounts receivable (net)	41,114	58,963	77,277
Inventories	46,158	47,110	72,774
Refundable deposits—current	19,280	19,328	19,302
Prepaid expenses and other current assets	3,532	4,575	4,587

Total current assets	310,632	315,176	364,947
Long-term investments	133	133	133
Property and equipment (net)	35,022	50,469	49,598
Goodwill and intangible assets(net)	35,466	75,990	75,469
Other assets	5,549	3,860	4,743

Total assets	386,802	445,628	494,890

Accounts payable	21,096	22,541	46,851
Income tax payable	20,267	13,395	16,728
Accrued expenses and other current liabilities	22,822	36,655	37,660

Total current liabilities	64,185	72,591	101,239
Other liabilities	6,658	12,843	13,314

Total liabilities	70,843	85,434	114,553
Shareholders’ equity	315,959	360,194	380,337

Total liabilities & shareholders’ equity	386,802	445,628	494,890

About Silicon Motion:

We are a fabless semiconductor company that designs, develops and markets solutions for mobile storage and mobile communications markets. For the mobile storage market, our key products are controller ICs used in embedded storage devices such as SSDs and eMMCs and in expandable storage devices. For the mobile communications market, our key products include mobile TV SoCs and other specialty RF ICs. Our products are widely used in smartphones, tablets, and industrial, enterprise and commercial applications. For further information on Silicon Motion, visit www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected second quarter of 2016 and full year 2016 revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the first quarter of 2016 and full year 2016. Forward-looking statements also include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; our ability to continue to successfully integrate our 2015 acquisition of Shannon Systems; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions, its customers and consumers; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on April 30, 2015. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Jason Tsai	Selina Hsieh
Senior Director of IR and Strategy	Investor Relations
Tel: +1 408 519 7259	Tel: +886 3 552 6888 x2311
Fax: +1 408 519 7101	Fax: +886 3 560 0336
E-mail: jtsai@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
Tel: +886 2 2219 6688 x3509
Fax: +886 2 2219 6868
E-mail: sara.hsu@siliconmotion.com